EXHIBIT 4.3

DESCRIPTION OF THE REGISTRANT’S SECURITIES
REGISTERED PURSUANT TO SECTION 12 OF THE
SECURITIES EXCHANGE ACT OF 1934

KAR Auction Services, Inc. (the “Company,” “we,” “us” and “our”) has one class of securities registered under Section 12 of the Securities Exchange Act of 1934, as amended: our common stock.

The general terms and provisions of our common stock are summarized below. This summary does not purport to be complete and is subject to, and is qualified in its entirety by express reference to, the provisions of our amended and restated certificate of incorporation and by-laws, each of which is filed as an exhibit to the Annual Report on Form 10‑K of which this Exhibit 4.3 is a part. We encourage you to read our amended and restated certificate of incorporation and by-laws and the applicable provisions of the General Corporation Law of the State of Delaware (“DGCL”) for additional information.

Our authorized capital stock consists of 400,000,000 shares of common stock, par value $0.01 per share, and 100,000,000 shares of preferred stock, par value $0.01 per share.

Description of Common Stock

We have one class of common stock. All holders of our common stock are entitled to the same rights and privileges, as described below.

Voting Rights. Each holder of our common stock is entitled to one vote for each share on all matters submitted to a vote of the holders of our common stock, voting together as a single class, including the election of directors. Our stockholders do not have cumulative voting rights in the election of directors. Directors standing for election at an annual meeting of stockholders, or any special meeting of stockholders called for the purpose of electing directors, will be elected by a majority of the votes cast in an uncontested election.

Dividends. Subject to the prior rights of holders of preferred stock, holders of our common stock are entitled to receive dividends, if any, as may be declared from time to time by our board of directors.

Other Rights. Holders of our common stock have no preemptive, subscription, redemption or conversion rights. All of our outstanding shares of common stock are fully paid and non-assessable.

Liquidation and Dissolution. Subject to the prior rights of our creditors and the satisfaction of any liquidation preference granted to the holders of any then outstanding shares of preferred stock, in the event of our liquidation, dissolution or winding up, holders of our common stock will be entitled to share ratably in the net assets legally available for distribution to stockholders.

Transfer Agent. The registrar and transfer agent for our common stock is American Stock Transfer and Trust Company.

Listing. Our common stock is listed on the New York Stock Exchange under the symbol “KAR.”

Anti-Takeover Effects of Delaware Law, Our Amended and Restated Certificate of Incorporation and By-laws

Provisions of the DGCL and our amended and restated certificate of incorporation and by-laws could make it more difficult to acquire the Company by means of a tender offer, a proxy contest or otherwise, or to remove incumbent officers and directors. These provisions, summarized below, are expected to discourage certain types of coercive takeover practices and takeover bids that our board of directors may consider inadequate and to encourage persons seeking to acquire control of the Company to first negotiate with our board of directors. The summary of the provisions set forth below does not purport to be complete and is qualified in its entirety by reference to our amended and restated certificate of incorporation and by-laws and the DGCL.

We elected in our amended and restated certificate of incorporation not to be subject to Section 203 of the DGCL, an anti-takeover law. In general, Section 203 of the DGCL prohibits a publicly held Delaware corporation from engaging in a “business combination,” such as a merger, with a person or group owning 15% or more of the corporation’s voting stock for a period of three years following the date the person became an interested stockholder, unless (with certain exceptions) the business combination or the transaction in which the person became an interested stockholder is approved in a prescribed manner. Accordingly, we will not be subject to any anti-takeover effects of Section 203.

Certain other provisions of our amended and restated certificate of incorporation and by-laws may be considered to have an anti-takeover effect and may delay or prevent a tender offer or other corporate transaction that a stockholder might consider to be in its best interest, including those transactions that might result in payment of a premium over the market price for our shares. These provisions are designed to discourage certain types of transactions that may involve an actual or threatened change of control of us without prior approval of our board of directors. These provisions are meant to encourage persons interested in acquiring control of us to first consult with our board of directors to negotiate terms of a potential business combination or offer. We believe that these provisions protect against an unsolicited proposal for a takeover of us that might affect the long term value of our stock or that may be otherwise unfair to our stockholders. These provisions may also prevent or discourage attempts to remove and replace incumbent directors. These provisions include:

•	rules regarding how our stockholders may present proposals or nominate directors for election at stockholder meetings;

•	permitting our board of directors to issue preferred stock without stockholder approval;

•	granting to the board of directors, and not to the stockholders, the sole power to set the number of directors;

•
authorizing vacancies on our board of directors to be filled only by a vote of the majority of the directors then in office and specifically denying our stockholders the right to fill vacancies in the board;

•
authorizing the removal of directors, with or without cause, only upon the affirmative vote of holders of a majority of the outstanding shares of our common stock entitled to vote for the election of directors;

•	prohibiting stockholders from calling special meetings of stockholders; and

•	prohibiting stockholder action by written consent.